For The Earth Corp.

20 E Thomas Rd., Suite 2200

Phoenix, AZ 85012

August 8, 2019

Katherine Bagley, Staff Attorney,

Division of Corporation Finance

Office of Consumer Products

U.S. Securities and Exchange Commission

Washington, DC 20549

For The Earth Corp.

Offering Statement on Form 1-A

Post-Qualification Amendment No. 1

Filed July 30, 2019

File No. 024-10931

Dear Ms. Bagley:

Kindly be advised that For the Earth Corp. (the "Company") requests that its Regulation A offering be qualified on Tuesday August 13, 2019 at 12:00 Noon.

New York has approved our offering and their letter is attached.

If you would like any further information or have any questions, please do not hesitate to contact me.

/s/ Nelson Grist

Nelson Grist
President

LETITIA JAMES ATTORNEY GENERAL	STATE OF NEW YORK OFFICE OF THE ATTORNEY GENERAL (212) 416-8200 June 21, 2019	DIVISION OF ECONOMIC JUSTICE INVESTOR PROTECTION BUREAU

For the Earth Corporation

20 East Thomas Road, Suite 2200

Phoenix, AZ 85012-

Attn: Nelson Grist

Entity Name:	For the Earth Corporation
Date Recd:	5/6/2019
File Number:	S34-43-58
Registration Type:	M-11
Fee:	$1,200.00

Dear Sir/Madam:

This letter is to acknowledge the registration of For the Earth Corporation and the receipt of the above filing fee.

The effective registration date is 5/6/2019.

Please note that your registration number MUST appear on all future correspondence.

Very truly yours,
INVESTOR PROTECTION BUREAU

THIS REGISTRATION EXPIRES FOUR YEARS
FROM THE EFFECTIVE REGISTRATION DATE.

28 LIBERTY STREET, NEW YORK, NY 10005 • PHONE (212) 416-8222 • WWW.AG.NY.GOV